Exhibit 99.1

China Cord Blood Corporation Reports Financial Results

for the Third Quarter and First Nine Months of Fiscal 2015

3Q15 Added 17,622 New Subscribers

3Q15 Revenue Up 10.7% YOY to RMB166.7 Million ($26.9 Million)

3Q15 Operating Income Increased to RMB67.8 Million ($10.9 Million)

Conference Call to be Held February 26, 2015 at 8:00 a.m. ET

HONG KONG, China, February 25, 2015 — China Cord Blood Corporation (NYSE: CO) (“CCBC” or the “Company”), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services, today announced its preliminary unaudited financial results for the third quarter and first nine months of fiscal 2015 ended December 31, 2014.

Third Quarter of Fiscal 2015 Highlights

•                  Revenues for the third quarter of fiscal 2015 increased by 10.7% to RMB166.7 million ($26.9 million) from RMB150.6 million in the prior year period.

•                  New subscribers and accumulated subscriber base were 17,622 and 425,377, respectively.

•                  Gross profit increased by 5.7% to RMB130.6 million ($21.1 million) from RMB123.6 million in the prior year period, despite higher raw material costs and depreciation expense.

•                  Gross margin was 78.4%, compared to 82.0% in the prior year period.

•                  Operating income increased to RMB67.8 million ($10.9 million) from RMB65.7 million in the prior year period, despite higher depreciation expense as a result of the completion of the new facilities and the first time recognition of share-based compensation expense related to the restricted share units (“RSUs”) granted.

•                  Operating income before depreciation and amortization and share-based compensation expenses was RMB83.2 million ($13.4 million), up 9.9% year-over-year.1

•                  Interest expense was RMB25.8 million ($4.2 million), compared to RMB21.9 million in the prior year period due to the absence of interest expense capitalization.

•                  Net income attributable to the Company’s shareholders was RMB33.4 million ($5.4 million), compared to RMB34.6 million in the prior year period.

•                  Operating cash flow for the quarter was RMB152.7 million ($24.6 million) after taking into account the interest payment made to the Company’s convertible note holder.

First Nine Months of Fiscal 2015 Highlights

•                  Revenues for the first nine months of fiscal 2015 increased by 12.2% to RMB472.1 million ($76.1 million) from RMB420.9 million in the prior year period.

•                  New subscribers reached 48,754 and the accumulated subscriber base expanded to 425,377.

•                  Gross profit increased by 9.9% to RMB376.0 million ($60.6 million) from RMB342.1 million in the prior year period.

•                  Operating income increased by 10.5% to RMB185.5 million ($29.9 million) from RMB167.9 million in the prior year period.

•                  Operating income before depreciation and amortization and share-based compensation expenses was RMB225.6 million ($36.4 million), up 15.6% year-over-year.1

•                  Interest expense was RMB75.9 million ($12.2 million), compared to RMB53.1 million in the prior year period due to the absence of interest expense capitalization.

•                  Net income attributable to the Company’s shareholders was RMB90.4 million ($14.6 million), compared to RMB92.4 million in the prior year period.

•                  Operating cash flow for the first nine months of fiscal 2015 increased by 12.5% to RMB448.4 million ($72.3 million) from RMB398.6 million in the prior year period.

1 See exhibit 3 of this press release for a reconciliation of operating income to exclude the non-cash items related to the depreciation and amortization and share-based compensation expenses to the comparable financial measure prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

“We recorded solid performance in the third quarter of fiscal 2015 with more than 17,600 new subscribers, representing strong year-on-year growth and a quarter-on-quarter improvement,” stated Ms. Ting Zheng, Chief Executive Officer of China Cord Blood Corporation. “Our new subscriber growth in the December quarter reflects our recent increase in strategic marketing efforts in the second quarter of fiscal 2015. With the Company’s cumulative subscriber base exceeding 425,000, we have further solidified our position as one of the largest cord blood banks on a global scale.”

Ms. Zheng further commented, “In the near term, we continue to explore new promotion platforms while strengthening our existing marketing channels in order to deepen our market penetration in both Beijing and Guangdong, as well as gradually enrolling new hospitals in Zhejiang. We recently announced our new MOU with Cord Blood Registry in the US. This partnership will further our mission to deliver premium quality precautionary healthcare services to families as we continue to support patients and clients both domestically and abroad.”

Summary — Third Quarter and First Nine Months Ended December 31, 2013 and 2014

	Three Months Ended December 31,			Nine Months Ended December 31,
	2013	2014		2013	2014
(in thousands)	RMB	RMB	US$	RMB	RMB	US$
Revenues	150,586	166,675	26,863	420,942	472,128	76,093
Gross Profit	123,554	130,628	21,053	342,058	375,957	60,593
Operating Income	65,743	67,843	10,934	167,913	185,473	29,892
Depreciation and Amortization Expenses	9,949	12,877	2,075	27,257	37,585	6,058
Share-based Compensation Expense[2]	—	2,497	402	—	2,497	402
Interest Expense	21,866	25,760	4,152	53,085	75,864	12,227
Net Income Attributable to the Company’s Shareholders	34,554	33,384	5,380	92,364	90,369	14,564
Earnings per Ordinary Share — Basic[3] and Diluted (RMB/US$)	0.41	0.41	0.07	1.14	1.13	0.18

Revenue Breakdown (%)
Processing Fees	71.3%	68.8%		70.9%	68.5%
Storage Fees	28.7%	31.2%		29.1%	31.5%

New Subscribers (persons)	16,317	17,622		47,505	48,754
Total Accumulated Subscribers (persons)	359,487	425,377		359,487	425,377

2 Share-based compensation expense relates to the Company’s restricted share unit scheme (“RSU Scheme”) in which 7,300,000 RSUs were granted to certain executives, directors and key employees during the three months ended December 31, 2014. Out of 7,300,000 RSUs, 7,080,000 ordinary shares (“Shares”) were then issued and deposited into a trust sponsored and funded by the Company (“Trust”).

3 The terms of the convertible notes held by KKR China Healthcare Investment Limited (“KKR”), Cordlife Group Limited (“CGL”) and Magnum Opus International Holdings Limited (“Magnum”) provide each party with the ability to participate in any excess cash dividend. Therefore, the calculation of basic EPS has taken into consideration the effect of such participating rights of RMB0.05 ($0.01) and RMB0.11 ($0.02) per share for the three months and nine months ended December 31, 2014, respectively.

Summary — Selected Cash Flow Statement Items

	Three Months Ended December 31,			Nine Months Ended December 31,
	2013	2014		2013	2014
(in thousands)	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	168,993	152,732	24,616	398,616	448,423	72,273
Net cash used in investing activities	(83,955)	(15,242)	(2,457)	(140,846)	(37,637)	(6,066)
Net cash provided by financing activities	—	—	—	2,336	—	—

Third Quarter of Fiscal 2015 Financial Results

REVENUES. Revenues increased by 10.7% to RMB166.7 million ($26.9 million) in the third quarter of fiscal 2015 from RMB150.6 million in the prior year period. The increases in processing revenues and recurring storage revenues were mainly driven by the solid year-over-year growth of new subscribers and the Company’s enlarged total subscriber base.

The Company’s accumulated subscriber base expanded to 425,377 by the end of December 2014, resulting in a 20.6% increase in storage fee revenues to RMB52.1 million ($8.4 million) in the third quarter of fiscal 2015 from RMB43.2 million in the prior year period. As a percentage of total revenues, storage fees accounted for 31.2%, compared to 28.7% in the prior year period.

Revenues generated from processing fees in the third quarter were RMB114.6 million ($18.5 million), up 6.7% from RMB107.4 million in the prior year period. This growth was driven by the 17,622 new subscribers recorded in the December quarter, which represented an 8.0% increase year-on-year and a 13.1% increase sequentially. Revenues generated from processing fees accounted for 68.8% of total revenues, compared to 71.3% in the prior year period.

GROSS PROFIT. Gross profit for the third quarter of fiscal 2015 amounted to RMB130.6 million ($21.1 million), a 5.7% increase from RMB123.6 million in the prior year period. The increase in revenue was partially offset by higher depreciation expense and raw material costs. Gross margin was 78.4%, compared to 82.0% in the prior year period.

OPERATING INCOME. Operating income for the third quarter increased at a slower pace to RMB67.8 million ($10.9 million) from RMB65.7 million in the prior year period, as a result of higher depreciation expense and the recognition of share-based compensation expense. Operating margin was 40.7%, compared to 43.7% in the prior year period. Depreciation and amortization expenses for the third quarter were RMB12.9 million ($2.1 million), compared to RMB9.9 million in the prior year period. Share-based compensation expense related to the Company’s RSUs which were granted in December 2014 pursuant to the Company’s RSU Scheme amounted to RMB2.5 million ($0.4 million) for the December quarter, whereas no such expense was incurred in the prior year period. Operating income before depreciation and amortization and share-based compensation expenses totaled RMB83.2 million ($13.4 million), up 9.9% compared to the prior year period.4

4 See exhibit 3 of this press release for a reconciliation of operating income to exclude the non-cash items related to the depreciation and amortization and share-based compensation expenses to the comparable financial measure prepared in accordance with U.S. GAAP.

Research and Development Expenses. Research and development expenses, which have been stable in recent quarters, were RMB2.4 million ($0.4 million).

Sales and Marketing Expenses. Sales and marketing expenses for the third quarter amounted to RMB30.3 million ($4.9 million), compared to RMB28.2 million in the prior year period. The increase in sales and marketing expenses reflected the Company’s effort to attract new subscribers and increased advertising and promotion activities. As a percentage of revenue, sales and marketing expenses were 18.2%, as compared to 18.7% in the prior year period.

General and Administrative Expenses. General and administrative expenses for the third quarter were RMB30.1 million ($4.9 million), compared to RMB27.2 million in the prior year period. Increased depreciation expense and the recognition of share-based compensation expense contributed to the increase. As a percentage of revenue, general and administrative expenses were 18.1%, similar to the prior year period.

OTHER INCOME AND EXPENSES.

Interest Expense. Interest expense was mainly related to the Company’s outstanding convertible notes. In the December quarter, the Company incurred interest expense of RMB25.8 million ($4.2 million), without any capitalization. For the prior year period, interest expense was RMB21.9 million as RMB3.6 million of interest expense was capitalized in relation to the construction of new facilities.

NET INCOME ATTRIBUTABLE TO THE COMPANY’S SHAREHOLDERS. Due to higher interest expense, which offset the increase in operating income, income before income tax for the third quarter decreased year-over-year to RMB47.1 million ($7.6 million) from RMB49.2 million. Net income attributable to the Company’s shareholders for the third quarter of fiscal 2015 amounted to RMB33.4 million ($5.4 million), compared to RMB34.6 million in the prior year period. Net margin for the third quarter of fiscal 2015 was 20.0%.

EARNINGS PER SHARE. The terms of the convertible notes held by KKR, CGL and Magnum provide each party with the ability to participate in any Excess Cash Dividend5. Therefore, the calculation of basic and diluted EPS has taken into consideration the effect of such participating rights, which was RMB0.05 ($0.01) per share. Basic and diluted earnings per ordinary share for the third quarter of fiscal 2015 were RMB0.41 ($0.07).6

LIQUIDITY. As of December 31, 2014, the Company had cash and cash equivalents of RMB2,295.6 million ($370.0 million), compared to RMB1,882.9 million as of March 31, 2014. The Company had total debt of RMB868.0 million ($139.9 million) as of December 31, 2014. Operating cash flow for the third quarter of fiscal 2015 amounted to RMB152.7 million ($24.6 million) after taking into account the interest payment made to the Company’s convertible note holder.

5 “Excess Cash Dividend” means any cash dividend to holders of shares that, together with all other cash dividends previously paid to holders of shares in the same financial year, exceeds, on a per share basis, an amount equal to the interest that has accrued and shall accrue at 7% in such financial year divided by the number of shares into which the note is convertible at the conversion price then in effect on the relevant record date.

6 During the quarter ended December 31, 2014, the Company granted a total of 7,300,000 RSUs to certain executives, directors and key employees under the Company’s RSU Scheme, subject to certain performance conditions. Out of 7,300,000 RSUs, 7,080,000 Shares were then issued and deposited into a Trust, and will be transferred to respective executives, directors and key employees (or their designated nominees) under the Company’s RSU Scheme when the performance conditions are met. The Trust facilitates the granting (and subsequent vesting) of incentive RSUs and holds such Shares for the benefit of such executives, directors and key employees. Under the non-GAAP measure to take into account of such Shares, in addition to 73,003,248 outstanding shares, basic and diluted earnings per ordinary share were RMB0.40 ($0.06) and RMB1.12 ($0.18) for the three months and nine months ended December 31, 2014.

First Nine Months of Fiscal 2015 Financial Results

For the first nine months of fiscal year 2015, total revenues increased by 12.2% to RMB472.1 million ($76.1 million) from RMB420.9 million in the prior year period. The increase was largely attributable to the steady growth of new subscribers and the Company’s expanded subscriber base, which reached 425,377 at the end of December 2014. Revenues from processing fees and storage fees grew by 8.4% and 21.4% year-over-year, respectively. Gross profit increased by 9.9% to RMB376.0 million ($60.6 million) from RMB342.1 million in the prior year period. Operating income increased by 10.5% to RMB185.5 million ($29.9 million) from RMB167.9 million in the prior year period. Operating income before depreciation and amortization and share-based compensation expenses totaled RMB225.6 million ($36.4 million), an increase of 15.6% over the prior year period.7 Net income attributable to the Company’s shareholders amounted to RMB90.4 million ($14.6 million). Basic and diluted earnings per share attributable to ordinary shares were RMB1.13 ($0.18). Net cash provided by operating activities in the first nine months of fiscal 2015 was RMB448.4 million ($72.3 million).

Conference Call

The Company will host a conference call at 8:00 a.m. ET on Thursday, February 26, 2015 to discuss its financial performance and give a brief overview of the Company’s recent developments, followed by a question and answer session. Interested parties can access the audio webcast through the Company’s IR website at http://ir.chinacordbloodcorp.com. A replay of the webcast will be accessible two hours after the conference call and available for three weeks at the same URL above. Listeners can also access the call by dialing 1-631-514-2526 or 1-855-298-3404 for US callers, or +852-5808-3202 for Hong Kong callers, access code: 3388198.

Use of Non-GAAP Financial Measures

GAAP results for the three months and nine months ended December 31, 2014 include non-cash items related to the depreciation and amortization and share-based compensation expenses. To supplement the Company’s unaudited condensed consolidated financial statements presented on a U.S. GAAP basis, the Company has provided adjusted financial information excluding the impact of these items in this press release. The non-GAAP financial measure represents non-GAAP operating income. Such adjustment is a departure of U.S. GAAP; however, the Company’s management believes that these adjusted measures provide investors with a better understanding of how the results relate to the Company’s historical performance. Also, management uses non-GAAP operating income as a measurement tool for evaluating actual operating performance compared to budget and prior periods. These adjusted measures should not be considered an alternative to operating income, or any other measure of financial performance or liquidity presented in accordance with U.S. GAAP. These measures are not necessarily comparable to a similarly titled measure of another company. A reconciliation of the adjustments to U.S. GAAP results appears in exhibit 3 accompanying this press release. This additional adjusted information is not meant to be considered in isolation or as a substitute for U.S. GAAP financials. The adjusted financial information that the Company provides also may differ from the adjusted information provided by other companies.

About China Cord Blood Corporation

China Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and the only cord blood banking operator with multiple licenses. Under current PRC government regulations, only one licensed cord blood banking operator is permitted to operate in each licensed region and only seven licenses have been authorized as of today. China Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services. For more information, please visit our website at http://www.chinacordbloodcorp.com.

7 See exhibit 3 of this press release for a reconciliation of operating income to exclude the non-cash items related to the depreciation and amortization and share-based compensation expenses to the comparable financial measure prepared in accordance with U.S. GAAP.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this press release is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this press release is issued, and the Company does not intend to update any of the forward-looking statements after the date this press release is issued to conform these statements to actual results, unless required by law.

The forward-looking statements included in this press release are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments (including revisions to China’s One Child Policy) in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in China, as well as general economic conditions; compliance with restrictive debt covenants under our senior convertible notes; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars as of and for the periods ending December 31, 2014 were made at the noon buying rate of RMB6.2046 to $1.00 on December 31, 2014 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. China Cord Blood Corporation makes no representation that the Renminbi or U.S. dollar amounts referred to in this press release could have been or could be converted into U.S. dollars or Renminbi, at any particular rate or at all.

For more information, please contact:

China Cord Blood Corporation

Investor Relations Department

Tel: (+852) 3605-8180

Email: ir@chinacordbloodcorp.com

ICR, Inc.

William Zima

Tel: (+86) 10-6583-7511

U.S. Tel: (646) 405-5185

Email: William.zima@icrinc.com

EXHIBIT 1

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and December 31, 2014

	March 31,	December 31,
	2014	2014
	RMB	RMB	US$
	(in thousands)
ASSETS
Current assets
Cash and cash equivalents	1,882,901	2,295,598	369,984
Trading securities	—	7,571	1,220
Accounts receivable, less allowance for doubtful accounts (March 31, 2014: RMB20,322; December 31, 2014: RMB25,309 (US$4,079))	95,273	117,276	18,902
Inventories	31,583	23,255	3,748
Prepaid expenses and other receivables	37,010	17,879	2,882
Debt issuance costs	3,616	3,606	581
Deferred tax assets	7,664	9,165	1,477
Total current assets	2,058,047	2,474,350	398,794
Property, plant and equipment, net	626,632	610,453	98,387
Non-current prepayments	208,894	208,049	33,531
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2014: RMB42,703; December 31, 2014: RMB50,480 (US$8,136))	225,496	205,010	33,042
Inventories	48,385	56,832	9,160
Intangible assets, net	120,549	117,084	18,871
Available-for-sale equity securities	144,247	109,965	17,723
Other investment	189,129	189,129	30,482
Debt issuance costs	7,854	5,115	824
Deferred tax assets	1,789	2,551	411
Total assets	3,631,022	3,978,538	641,225

LIABILITIES
Current liabilities
Bank loan	60,000	60,000	9,670
Accounts payable	10,422	16,022	2,582
Accrued expenses and other payables	102,559	82,932	13,366
Deferred revenue	196,432	223,876	36,082
Amounts due to related parties	21,453	6,054	976
Income tax payable	2,571	10,939	1,763
Deferred tax liabilities	3,900	7,800	1,257
Total current liabilities	397,337	407,623	65,696
Convertible notes	777,753	807,952	130,218
Non-current deferred revenue	823,921	1,035,379	166,873
Other non-current liabilities	164,077	203,394	32,782
Deferred tax liabilities	27,938	26,584	4,285
Total liabilities	2,191,026	2,480,932	399,854

EXHIBIT 1 (continued)

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and December 31, 2014 - (continued)

	March 31,	December 31,
	2014	2014
	RMB	RMB	US$
	(in thousands except share data)
EQUITY
Shareholders’ equity of China Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 73,140,147 shares issued and 73,003,248 shares outstanding as of March 31 and December 31, 2014, respectively	50	50	8
Additional paid-in capital	798,221	800,713	129,052
Treasury stock, at cost (March 31 and December 31, 2014: 136,899 shares, respectively)	(2,815)	(2,815)	(453)
Accumulated other comprehensive income	84,263	48,936	7,887
Retained earnings	555,323	645,692	104,066
Total equity attributable to China Cord Blood Corporation	1,435,042	1,492,576	240,560
Non-controlling interests	4,954	5,030	811
Total equity	1,439,996	1,497,606	241,371
Total liabilities and equity	3,631,022	3,978,538	641,225

EXHIBIT 2

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and Nine Months ended December 31, 2013 and 2014

	Three months ended December 31,			Nine months ended December 31,
	2013	2014		2013	2014
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except per share data)

Revenues	150,586	166,675	26,863	420,942	472,128	76,093
Direct costs	(27,032)	(36,047)	(5,810)	(78,884)	(96,171)	(15,500)
Gross profit	123,554	130,628	21,053	342,058	375,957	60,593
Operating expenses
Research and development	(2,401)	(2,418)	(390)	(7,234)	(7,247)	(1,168)
Sales and marketing	(28,217)	(30,271)	(4,879)	(84,274)	(92,967)	(14,984)
General and administrative	(27,193)	(30,096)	(4,850)	(82,637)	(90,270)	(14,549)
Total operating expenses	(57,811)	(62,785)	(10,119)	(174,145)	(190,484)	(30,701)
Operating income	65,743	67,843	10,934	167,913	185,473	29,892
Other expense, net
Interest income	3,761	4,574	737	12,255	13,544	2,183
Interest expense	(21,866)	(25,760)	(4,152)	(53,085)	(75,864)	(12,227)
Exchange loss	(194)	(147)	(24)	(249)	(149)	(24)
Dividend income	1,189	1,148	186	9,911	2,344	378
Others	603	(537)	(87)	1,647	760	122
Total other expense, net	(16,507)	(20,722)	(3,340)	(29,521)	(59,365)	(9,568)
Income before income tax	49,236	47,121	7,594	138,392	126,108	20,324
Income tax expense	(14,489)	(13,512)	(2,178)	(45,568)	(35,663)	(5,748)
Net income	34,747	33,609	5,416	92,824	90,445	14,576
Net income attributable to non-controlling interests	(193)	(225)	(36)	(460)	(76)	(12)
Net income attributable to China Cord Blood Corporation’s shareholders	34,554	33,384	5,380	92,364	90,369	14,564

Net income per share:
Attributable to ordinary shares
- Basic	0.41	0.41	0.07	1.14	1.13	0.18
- Diluted	0.41	0.41	0.07	1.14	1.13	0.18

Other comprehensive income
- Net effect of foreign currency translation, net of nil tax	2,391	1,840	297	11,985	3,282	529
- Net unrealized (loss)/gain in available-for-sale equity securities, net of nil tax	(19,504)	(34,297)	(5,528)	64,054	(38,609)	(6,223)
Comprehensive income	17,634	1,152	185	168,863	55,118	8,882

Comprehensive income attributable to non- controlling interests	(193)	(225)	(36)	(460)	(76)	(12)
Comprehensive income attributable to China Cord Blood Corporation’s shareholders	17,441	927	149	168,403	55,042	8,870

EXHIBIT 3

CHINA CORD BLOOD CORPORATION

RECONCILIATION OF NON-GAAP OPERATING INCOME

For the Three Months and Nine Months ended December 31, 2013 and 2014

	Three months ended December 31,			Nine months ended December 31,
	2013	2014		2013	2014
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)

GAAP amount of operating income	65,743	67,843	10,934	167,913	185,473	29,892
Depreciation and amortization expenses[8]	9,949	12,877	2,075	27,257	37,585	6,058
Share-based compensation expense[9]	—	2,497	402	—	2,497	402
Non-GAAP operating income	75,692	83,217	13,411	195,170	225,555	36,352

8 Depreciation and amortization expenses relate to property, plant and equipment and intangible assets respectively.

9 Share-based compensation expense relates to the Company’s RSU Scheme in which 7,300,000 RSUs were granted to certain executives, directors and key employees during the three months ended December 31, 2014. Out of 7,300,000 RSUs, 7,080,000 Shares were then issued and deposited into a Trust.